UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2023

Commission File Number: 001-38482

HUYA INC.

Building A3, E-Park, 280 Hanxi Road

Panyu District, Guangzhou 511446

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒              Form 40-F  ☐

HUYA Inc. Announces JOYY’s Share Transfer to Tencent and Change to Board Composition

Pursuant to a definitive share transfer agreement dated April 28, 2023 between JOYY Inc. (Nasdaq: YY) (“JOYY”) and Linen Investment Limited, a wholly-owned subsidiary of Tencent Holdings Limited (“Tencent”), the transfer of 38,374,463 Class B ordinary shares of HUYA Inc. (NYSE: HUYA) (“Huya” or the “Company”) from JOYY to Tencent was closed on May 5, 2023. Immediately after the closing of such share transfer, JOYY does not hold any share of Huya, and Tencent holds 150,386,517 Class B ordinary shares of Huya, representing 62.7% of the total issued and outstanding ordinary shares and 94.4% of the total voting power of the Company.

Concurrently with the closing of the share transfer, Mr. David Xueling Li tendered his resignation letter to the board of directors of Huya (the “Board”) to resign as a director from the Board, effective immediately.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HUYA Inc.

By:	/s/ Ashley Xin Wu
	Name:	Ashley Xin Wu
	Title:	Vice President of Finance

Date: May 5, 2023